# DSM Press Release

**DSM, Corporate Communications,**
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com



DSM



20E

Heerlen (NL), 28 April 2008

## DSM acquires PTG to expand its fast growing biomedical materials business

**Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces an agreement to acquire The Polymer Technology Group, Inc. (PTG) of Berkeley (California, United States). Through the acquisition of privately-held PTG, DSM obtains a leading position in the field of biomedical polymers, one of DSM's future key growth areas.**

The acquisition is subject to regulatory approvals and is expected to close in Q2 2008. The acquisition price, which will not be disclosed as agreed between the parties, consists of a payment at closing and an earn-out. The earn-out will be due in the event that certain sales and profit growth targets are realized. The transaction price (including the earn-out) will be about 10 times EBITDA.

In 2008 PTG expects to realize approximately USD 40 million in net sales with an above average operating profit margin. PTG expects more than 20% annual sales growth in the next 3-5 years, based on existing business and the pipeline of new products.

The acquisition of PTG is an important step for DSM in realizing its ambitions in Biomedical Materials, one of the Emerging Business Areas defined in DSM's *Vision 2010* strategy. Being active in both Materials Sciences and Life Sciences, DSM is in a unique position and can combine its abilities in both market segments resulting in new, innovative products that address societal needs in this particular case in healthcare.

DSM sees promising potential in the cross-fertilization between Life Sciences and Materials Sciences. With already an established presence and a broad portfolio of products and services for the healthcare industry, DSM aims to establish over € 100 million in sales by 2012 in the Biomedical Materials market of which PTG will contribute a significant part.

Feike Sijbesma, Chairman of the Managing Board of DSM, commented: *"In our strategy* Vision 2010 – Building on Strengths *we have highlighted the many opportunities we see in the cross-fertilization of our expertise in Life Sciences and Materials Sciences. The biomedical market is an excellent area to display the benefits of DSM's combined abilities. The acquisition of PTG is an important step in the execution of this strategy."*

Steve Hartig, President DSM Biomedical added: "*Through the acquisition of PTG DSM Biomedical gains a leading global position in the fast growing biomedical materials market. Our collective technology in combination with our expanded geographical and customer base will help us to develop a unique portfolio of products for the medical device industry."*

Founded in 1989, PTG is a market leader in bringing new specialty chemicals and polymer-based solutions to critical, material-intensive applications in the medical field. Some of the many uses for these materials include pacemakers and neural stimulation leads, contact lenses, orthopedic implants, catheters and implantable sensors. PTG's products are widely used by leading medical device companies in both short and long-term devices, several of which have received approval from the US Food and Drug Administration. Its pipeline of new products is built on a strong, proprietary technology platform securing future growth of its business and allowing for strong synergies with DSM's activities in this expanding market. The company has about 100 employees.

Bob Ward, one of the founders of PTG, is widely recognized as an innovator and eminent scientist in the field of biomedical materials. As far back as in the 1970's, Ward has driven the development of novel biomedical products that have significantly benefited mankind. He will continue in his position as President/CEO of PTG after the acquisition.

**DSM Biomedical**
To meet the upcoming needs of the medical and biotech industries, DSM Biomedical builds on the expertise and strengths of DSM in polymers, coating technology, materials science and life sciences. DSM's current biomedical portfolio includes ComfortCoat™ hydrophilic and antimicrobial coating technology for catheters, guidewires and stent delivery systems and Dyneema Purity®, a high performance polyethylene fiber technology, which has been developed specifically for use in medical applications, such as orthopedic implants. Furthermore, a research and development program specifically aimed at extending DSM's material portfolio for the orthopedic industry has been started. Moreover, DSM Biomedical is focusing on developing materials and systems around implantable devices for the musculoskeletal and vascular systems and drug delivery devices in musculoskeletal, vascular and ophthalmic application areas. For more information, visit www.dsmbiomedical.com.

**DSM – the Life Sciences and Materials Sciences Company**
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

**The Polymer Technology Group (PTG)**
PTG was co-founded in 1989 by Bob Ward, a recognized pioneer in the field of biomaterials. It is vertically-integrated, in research, development, design, scale-up, and manufacture of new polymers, components and medical devices. PTG's materials portfolio includes some of the world's most extensively tested biomaterials in clinical use today: BioSpan® segmented polyurethane, Bionate® polycarbonate urethane and CarboSil® silicone polycarbonate urethane. PTG recently expanded operations to 70,000-square-feet comprise the equipment and expertise to support production-scale polymer synthesis through contract medical device manufacturing. More information: www.polymertech.com

**For more information:**

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

**Forward-looking statements**
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release. The English language version of the press release is leading.

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